FILED BY DEVON ENERGY CORPORATION
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                       SUBJECT COMPANY: DEVON ENERGY CORORATION
                                                     COMMISSION FILE NO. 0-30176

                 [Devon Energy Corporation Letterhead]

                                NEWS RELEASE



FOR IMMEDIATE RELEASE

CONTACT:    ZACK HAGER
            INVESTOR RELATIONS
            (405) 552-4526

             DEVON ENERGY'S NET EARNINGS SOAR 460 PERCENT:
            SECOND QUARTER 2000 EARNINGS PER SHARE TOP $1.00


OKLAHOMA CITY, OKLAHOMA, JULY 27, 2000--Devon Energy Corporation (AMEX:
DVN, TSE: NSX) today reported record revenues and net earnings for the quarter ended June 30, 2000. Record second quarter oil and gas production and higher product prices led to the increases in revenues and net earnings. For the quarter ended June 30, 2000, net earnings were $90.7 million or $1.02 per common share ($1.00 per diluted common share). This compares to second quarter 1999 net earnings of $16.2 million or 33 cents per common share.

Net earnings for the first six months of 2000 were $151.8 million or $1.70 per share ($1.67 per diluted share), also record highs. This compares to net earnings of $22.2 million or 46 cents per common share in the first six months of 1999.

HIGHER PRODUCTION AND PRICES PUSH REVENUES TO RECORD LEVELS

      Sales of Devon's oil, gas and natural gas liquids (NGLs) were up 281 percent in the second quarter of 2000 to $389.4 million, another record. This compares with second quarter 1999 sales of oil, gas and NGLs of $102.1 million. Significant gains in both production and prices contributed to the increase in revenues.

Total production of oil, gas and NGLs was up 111 percent over the second quarter of 1999 to 19.1 million barrels of oil equivalent (Boe). The record pace of year 2000 production growth is largely the result of Devon's August 17, 1999, merger with PennzEnergy Company.

Oil, natural gas and NGLs prices were all dramatically higher in the second quarter of 2000. Devon's second quarter average oil price increased 73 percent from $14.71 per barrel in 1999 to $25.47 per barrel in 2000. The average price for Devon's second quarter natural gas production increased 83 percent from $1.64 per thousand cubic feet in 1999 to $3.00 per thousand cubic feet in 2000. The average price received for the company's NGLs increased 67 percent from $11.33 per barrel in 1999 to $18.87 per barrel in 2000.

Allen Turner, Senior Vice President, remarked, "Many oil and gas companies are reporting earnings growth in this period of robust oil and gas prices. In addition to higher commodity prices, Devon has enjoyed strong production growth. The expansion brought by the PennzEnergy merger late last year is the largest contributing factor.

"However, we are also quite pleased with the production growth in our Gulf of Mexico/Gulf Coast division during the last three months. In this particular geologic area it can be difficult to offset normal production decline. In the most recent quarter, we not only sustained production in this area, we actually grew production. Second quarter 2000 production for this division was eight percent higher than in the first quarter of this year.

"In many of our previous mergers and acquisitions, we have gained not only existing production, but also exploitation opportunities. This is proving true with the PennzEnergy assets, particularly in the Gulf of Mexico."

PENNZENERGY MERGER INCREASES EXPENSES; BUT PRE-TAX EARNINGS STILL RISE

      In addition to driving revenues higher, the PennzEnergy merger caused expenses to rise. Total pre-tax expenses jumped $170.3 million to $247.5 million for the second quarter of 2000. However, this expense increase was far less than the $296.5 million revenue gain. As a result, pre-tax earnings rose 466 percent in the second quarter to $153.4 million.

Nonetheless, most of Devon's expenses were higher, reflecting the expanded scope of operations. Lease operating expenses increased 161 percent in the most recent quarter to $70.8 million. Production taxes were up 230 percent to $11.4 million in the second quarter of 2000. Second quarter depreciation, depletion and amortization of property and equipment increased $77.4 million to $113.2 million in 2000. General and administrative expenses increased by $9.2 million to $16.1 million in the most recent quarter. Total second quarter financing costs increased by $21.7 million to $25.7 million in 2000.

INCOME TAXES

      Income tax expense for the most recent quarter was $62.6 million or 41 percent of pre-tax earnings. This compares to second quarter 1999 income tax expense of $10.9 million or 40 percent of pre-tax earnings.
Approximately $29.0 million of second quarter 2000 income tax expense was deferred, not requiring the use of cash.

ZERO COUPON CONVERTIBLE DEBENTURES ISSUED AT ATTRACTIVE INTEREST RATE

      On June 22, 2000, the company announced a private placement of 20-year zero coupon convertible debentures. Net proceeds of the issue were approximately $346 million. Devon intends to use the proceeds to repay higher cost existing debt and for other corporate purposes. The effective interest rate on the debentures is 3.875 percent per annum. Because the debentures bear no coupon interest rate, there are no cash interest payments required until redemption. Each debenture, which was priced at $464.13, is convertible into 5.7593 shares of Devon common stock.

MERGER WITH SANTA FE SNYDER ON SCHEDULE

      Devon's proposed merger with Santa Fe Snyder Corporation, originally announced on May 26, 2000, has moved a step closer to completion. As reported on July 13, 2000, the Registration Statement on Form S-4 was declared effective by the SEC on July 12, 2000. Definitive proxy materials were filed with the SEC on July 21, 2000. Distribution of printed proxy materials began on July 25, 2000. Shareholders of each company will meet on August 29, 2000 to vote on the merger. Assuming shareholders of both companies approve the transaction, completion of the merger will follow shortly thereafter. The merger of Devon and Santa Fe Snyder will make Devon one of the five largest independent oil and gas companies based in the United States.

This press release includes "forward-looking statements" as defined by the Securities and Exchange Commission. Such statements are those concerning the company's plans, expectations and objectives for future operations. All statements included in this press release, other than statements of historical facts, that address activities, events or developments that the company expects, believes or anticipates will or may occur in the future, are forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the company. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Devon Energy Corporation is an independent energy company engaged in oil and gas property acquisition, exploration and production. It is one of the top 10 public independent oil and gas companies based in the United States, as measured by oil and gas reserves. Devon's Canadian operations are conducted by its subsidiary, Northstar Energy Corporation. Shares of Devon Energy Corporation trade on the American Stock Exchange under the symbol DVN.

                              INVESTOR NOTICES

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/ PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER BECAUSE IT CONTAINS IMPORTANT INFORMATION. THE JOINT PROXY STATEMENT/PROSPECTUS HAS BEEN FILED WITH THE SEC BY DEVON AND SANTA FE SNYDER. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY DEVON AND SANTA FE SNYDER WITH THE SEC AT THE SEC'S WEB SITE AT WWW.SEC.GOV. THE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS (RELATING TO DEVON) MAY ALSO BE OBTAINED FOR FREE FROM DEVON BY DIRECTING SUCH REQUEST TO: DEVON ENERGY CORPORATION, 20 NORTH BROADWAY, SUITE 1500, OKLAHOMA CITY, OKLAHOMA 73102-8260, ATTENTION: INVESTOR RELATIONS, TELEPHONE: (405) 552-4570, E-MAIL: NAKITA.RIZZO@DVN.COM. THE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS (RELATING TO SANTA FE SNYDER) MAY ALSO BE OBTAINED FOR FREE FROM SANTA FE SNYDER BY DIRECTING SUCH REQUEST TO: SANTA FE SNYDER CORPORATION, 840 GESSNER, SUITE 1400, HOUSTON, TEXAS 77024, ATTENTION:
INVESTOR RELATIONS, TELEPHONE: (713) 507-5307, E-MAIL:
NPERRY@SANTAFE-SNYDER.COM.

Devon, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Devon's shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger is contained in the joint proxy statement/prospectus and in Devon's filing with the SEC under Rule 425 on May 26, 2000.

Santa Fe Snyder, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Santa Fe Snyder's shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger is contained in the joint proxy statement/prospectus and Santa Fe Snyder's filing with the SEC under Rule 14a-12 on May 26, 2000.


                       FINANCIAL INFORMATION FOLLOWS

DEVON ENERGY CORPORATION
STATEMENT OF OPERATIONS DATA (US$)
(IN THOUSANDS, EXCEPT PER SHARE AND % CHANGE DATA)

                                       QUARTER ENDED JUNE 30,         SIX MONTHS ENDED JUNE 30,
                                       ----------------------         -------------------------
                                    2000       1999    % CHANGE      2000       1999     % CHANGE
                                    ----       ----    --------      ----       ----     --------
Oil sales                        $148,249    $36,871     302%     $293,793     $64,784     353%
Gas sales                         210,754     59,387     255%      366,286     112,938     224%
Natural gas liquids sales          30,433      5,835     422%       65,703       9,764     573%
Other                              11,407      2,219     414%       22,772       4,092     457%
   Total revenues                $400,843   $104,312     284%     $748,554    $191,578     291%

Net earnings                      $90,734    $16,209     460%     $151,821     $22,189     584%

Net earnings applicable to
 common shareholders              $88,300    $16,209     445%     $146,953     $22,189     562%

Net earnings per common share
  Basic                             $1.02      $0.33     209%        $1.70       $0.46     270%
  Diluted                           $1.00      $0.33     203%        $1.67       $0.46     263%

Weighted average common
shares outstanding
  Basic                            86,756     48,679      78%       86,481      48,575      78%



BALANCE SHEET DATA (US$)
(IN THOUSANDS, EXCEPT % CHANGE DATA)

                                           JUNE 30,   DECEMBER 31,
                                            2000         1999         % CHANGE

Total assets                            $4,827,936     $4,623,160         4%

Debentures exchangeable into shares
of Chevron Corporation common stock       $760,313       $760,313        --%

Senior convertible debentures             $352,853              -        NM

Other long-term debt                      $672,661     $1,026,808       -34%

Stockholders' equity                    $2,177,620     $2,025,520         8%

Working capital                           $356,097       $189,750        88%

Common shares outstanding                  $86,982         86,085         1%


NM  Not Meaningful

                                    ###

DEVON ENERGY CORPORATION
SUPPLEMENT TO NEWS RELEASE OF JULY 27, 2000
UNAUDITED QUARTERLY INFORMATION
PAGE 1 OF 5

                                     QUARTER ENDED JUNE 30,        SIX MONTHS ENDED JUNE 30,
                                     ------------------------      -----------------------
PRODUCTION DATA (net of royalties)    2000     1999     % CHANGE    2000    1999    % CHANGE
                                      ----     ----     --------    ----    ----    --------
TOTAL PERIOD PRODUCTION
     Gas (Bcf)
       U.S.- Northern                   28.7     16.4    75%         58.8     32.3      82%
       U.S.- Southern                   25.1      0.5     NM         47.4      1.0       NM
       Canada                           16.4     19.4   -15%         32.8     38.1     -14%
                                     -------- --------             ------- --------
         Total Gas                      70.2     36.3    93%        139.0     71.4      95%
                                     ======== ========             ======= ========

     Oil (MBbls)
       U.S.- Northern                  2,889    1,222   136%        5,733    2,513     128%
       U.S.- Southern                  1,413        9     NM        2,764       17       NM
       Canada                          1,162    1,275    -9%        2,364    2,541      -7%
       Other International               357        -     NM          655        -       NM
                                     -------- --------             ------- --------
         Total Oil                     5,821    2,506   132%       11,516    5,071     127%
                                     ======== ========             ======= ========

     Natural Gas Liquids (MBbls)
       U.S.- Northern                  1,083      351   209%        2,235      665     236%
       U.S.- Southern                    362        -     NM          812        -       NM
       Canada                            168      164     2%          342      326       5%
                                     -------- --------             ------- --------
         Total Natural Gas Liquids     1,613      515   213%        3,389      991     242%
                                     ======== ========             ======= ========

AVERAGE DAILY PRODUCTION
     Gas (Mcf)
       U.S.- Northern                315,181  180,582    75%       323,188 178,431      81%
       U.S.- Southern                276,074    5,495     NM       260,553   5,547       NM
       Canada                        180,308  212,604   -15%       180,143 210,541     -14%
                                     -------- --------             ------- --------
         Total Gas                   771,563  398,681    94%       763,884 394,519      94%
                                     ======== ========             ======= ========

     Oil (Bbls)
       U.S.- Northern                 31,750   13,428   136%       31,500   13,884     127%
       U.S.- Southern                 15,533       99     NM       15,188       94       NM
       Canada                         12,769   14,011    -9%       12,989   14,039      -7%
       Other International             3,918        -     NM        3,598        -       NM
                                     -------- --------             ------- --------
          Total Oil                    63,970   27,538   132%       63,275   28,017     126%
                                     ======== ========             ======= ========

     Natural Gas Liquids (Bbls)
       U.S.- Northern                 11,904    3,857   209%       12,280    3,674     234%
       U.S.- Southern                  3,978        -     NM        4,459        -       NM
       Canada                          1,846    1,802     2%        1,879    1,801       4%
                                     -------- --------             ------- --------
         Total Natural Gas Liquids    17,728    5,659   213%       18,618    5,475     240%
                                     ======== ========             ======= ========


NM: Not meaningful.




DEVON ENERGY CORPORATION
SUPPLEMENT TO NEWS RELEASE OF JULY 27, 2000
UNAUDITED QUARTERLY INFORMATION
PAGE 2 OF 5

                              QUARTER ENDED JUNE 30,       SIX MONTHS ENDED JUNE 30,
                              ---------------------        ----------------------
PRICE DATA                     2000    1999     % CHANGE   2000     1999    % CHANGE
                               ----    ----     --------   ----     ----    --------
AVERAGE REALIZED PRICES (US$)
     Gas ($/Mcf)
       U.S.- Northern         $ 3.15  $ 1.91        65%    $ 2.73    $ 1.82      50%
       U.S.- Southern         $ 3.41  $ 2.02        69%    $ 2.99    $ 1.85      62%
       Canada                 $ 2.10  $ 1.39        51%    $ 1.95    $ 1.37      42%
         All Gas              $ 3.00  $ 1.64        83%    $ 2.63    $ 1.58      66%

     Oil ($/Bbl)
       U.S.- Northern         $ 27.64 $ 16.19       71%    $27.55    $ 13.61    102%
       U.S.- Southern         $ 26.89 $ 14.56       85%    $27.09    $ 12.12    124%
       Canada                 $ 23.02 $ 13.29       73%    $23.38    $ 11.96     95%
       Other International    $ 10.21      -         NM    $ 8.69         -       NM
         All Oil              $ 25.47 $ 14.71       73%    $25.51    $ 12.78    100%

     Natural Gas Liquids ($/Bbl)
       U.S.- Northern         $ 17.83 $ 10.49       70%    $17.57    $ 9.33      88%
       U.S.- Southern         $ 19.24     NM         NM    $22.07        NM       NM
       Canada                 $ 24.78 $ 13.11       89%    $24.95    $ 10.92    128%
         All Liquids          $ 18.87 $ 11.33       67%    $19.39    $ 9.85      97%

AVERAGE BENCHMARK PRICES (US$)
     Gas ($/Mcf) - Texas Gulf
      Coast Index             $ 3.35  $ 2.07        62%    $ 2.89    $ 1.86      55%
     Gas ($/Mcf) - NYMEX      $ 3.44  $ 2.15        60%    $ 2.99    $ 1.95      53%
     Oil ($/Bbl) - West Texas
      Intermediate            $25.95  $ 15.10       72%    $25.94    $ 12.75    103%



DEVON ENERGY CORPORATION
SUPPLEMENT TO NEWS RELEASE OF JULY 27, 2000
UNAUDITED QUARTERLY INFORMATION
PAGE 3 OF 5

STATEMENT OF OPERATIONS DATA (US$)                          QUARTER ENDED JUNE 30,      SIX MONTHS ENDED JUNE 30,
                                                         --------------------------   ----------------------------
(IN THOUSANDS, EXCEPT PER SHARE AND % CHANGE DATA        2000      1999)    % CHANGE    2000        1999     % CHANGE
                                                         ----      ----     --------    ----        ----     --------
TOTAL REVENUES (NET OF ROYALTIES)                      $ 400,843  $ 104,312    284%    $ 748,554  $ 191,578    291%
     Oil sales                                           148,249     36,871    302%      293,793     64,784    353%
     Gas sales                                           210,754     59,387    255%      366,286    112,938    224%
     Natural gas liquids sales                            30,433      5,835    422%       65,703      9,764    573%
     Other                                                11,407      2,219    414%       22,772      4,092    457%

TOTAL PRE-TAX EXPENSES                                 $ 247,474  $  77,221    220%    $ 487,005  $ 153,323    218%
     Lease operating expenses                             70,794     27,100    161%      136,687     54,520    151%
     Production taxes                                     11,370      3,446    230%       21,790      6,415    240%
                                                        --------  ---------            ---------    --------
     Total production and operating expenses              82,164     30,546    169%      158,477     60,935    160%

     Depreciation, depletion and amortization
       of property & equipment                           113,151     35,763    216%      221,703     69,321    220%
     Amortization of goodwill                             10,361          -     NM        20,693         -     NM
     General and administrative expenses                  16,123      6,952    132%       32,773     13,175    149%
     Interest expense                                     25,675      7,115    261%       50,951     13,779    270%
     Deferred effects of change in currency
       rates on subsidiary's long-term debt                    -     (5,585)    NM         2,408     (8,746)    NM
     Distributions on preferred securities                     -      2,430   -100%          -        4,859   -100%

EARNINGS BEFORE INCOME TAXES                             153,369     27,091    466%      261,549     38,255    584%

TOTAL INCOME TAX EXPENSE                                  62,635     10,882    476%      109,728     16,066    583%
     Current                                              33,658      2,399   1303%       63,505      4,302   1376%
     Deferred                                             28,977      8,483    242%       46,223     11,764    293%

NET EARNINGS                                            $ 90,734   $ 16,209    460%    $ 151,821  $  22,189    584%
                                                        ========   ========            =========  =========

NET EARNINGS APPLICABLE TO COMMON STOCKHOLDERS          $ 88,300   $ 16,209    445%    $ 146,953  $  22,189    562%

EARNINGS PER COMMON SHARE
     Basic                                              $   1.02   $   0.33    209%    $    1.70  $    0.46    270%
                                                        ========   ========            ========   =========
     Diluted                                            $   1.00   $   0.33    203%    $    1.67  $    0.46    263%
                                                        ========   ========            =========  =========

WEIGHTED AVERAGE SHARES OUTSTANDING
     Basic                                                86,756     48,679     78%       86,481     48,575     78%

DEVON ENERGY CORPORATION
SUPPLEMENT TO NEWS RELEASE OF JULY 27, 2000
UNAUDITED QUARTERLY INFORMATION
Page 4 of 5

PRO FORMA STATEMENT of OPERATIONS and PRODUCTION  DATA (US$) (1)
(in thousands, except per share and % change data)         Quarter Ended June 30,                  Six Months Ended June 30,
                                                 --------------------------------------------------------------------------------
                                                     2000          1999        % Change       2000          1999       % Change
                                                     ----          ----        --------       ----          ----       --------

Total Revenues (net of royalties)                   $ 637,943     $216,912       194%      $ 1,188,354      $372,778       219%
     Oil sales                                        272,649       98,171       178%          540,593       167,484       223%
     Gas sales                                        319,054      107,887       196%          552,086       186,238       196%
     Natural gas liquids sales                         33,533        7,935       323%           70,903        13,564       423%
     Other                                             12,707        2,919       335%           24,772         5,492       351%

Total Pre-Tax Expenses                              $ 383,474     $636,221       -40%        $ 754,305      $781,923        -4%
     Lease operating expenses                         114,494       59,600        92%          223,887       115,820        93%
     Production taxes                                  21,470        6,246       244%           39,990        12,215       227%
                                                 -------------  -----------               -------------  ------------
     Total production and operating expenses          135,964       65,846       106%          263,877       128,035       106%

     Depreciation, depletion and amortization
       of property & equipment                        172,251       60,063       187%          337,503       119,821       182%
     Amortization of goodwill                          10,361            -         NM           20,693             -         NM
     General and administrative expenses               24,023       15,452        55%           48,873        26,775        83%
     Expenses related to prior merger                       -       16,800      -100%                -        16,800      -100%
     Interest expense                                  40,875       17,415       135%           80,951        30,579       165%
     Deferred effects of change in currency
       rates on subsidiary's long-term debt                 -       (5,585)        NM            2,408        (8,746)        NM
     Distributions on preferred securities                  -        2,430      -100%                -         4,859      -100%
     Reduction in carrying value of oil and gas properties  -      463,800      -100%                -       463,800      -100%

Earnings (Loss) Before Income Taxes                   254,469     (419,309)        NM          434,049      (409,145)        NM

Total Income Tax Expense                              101,135     (137,018)        NM          175,528      (133,434)        NM
     Current                                           36,358        1,799      1921%           72,505         4,402      1547%
     Deferred                                          64,777     (138,817)        NM          103,023      (137,836)        NM

Net Earnings (Loss) Before Extraordinary Item         153,334     (282,291)        NM          258,521      (275,711)        NM
     Extraordinary item                                     -        4,200      -100%                -         4,200      -100%
Net Earnings (Loss)                                 $ 153,334   $ (286,491)        NM        $ 258,521    $ (279,911)        NM
                                                 =============  ===========               =============  ============

Net Earnings (Loss) Applicable to Common

     Stockholders                                   $ 150,900   $ (286,491)        NM        $ 253,653    $ (279,911)        NM

Earnings (Loss) per Common Share

     Basic before extraordinary item                   $ 1.19      $ (3.50)        NM           $ 2.00       $ (3.64)        NM
                                                 =============  ===========               =============  ============
     Basic after extraordinary item                    $ 1.19      $ (3.55)        NM           $ 2.00       $ (3.69)        NM
                                                 =============  ===========               =============  ============
     Diluted before extraordinary item                 $ 1.17      $ (3.50)        NM           $ 1.97       $ (3.64)        NM
                                                 =============  ===========               =============  ============
     Diluted after extraordinary item                  $ 1.17      $ (3.55)        NM           $ 1.97       $ (3.69)        NM
                                                 =============  ===========               =============  ============

Weighted Average Shares Outstanding

     Basic                                            126,994       80,645        57%          126,675        75,833        67%

Production Data:

     Oil (MBbls)                                       11,179        7,726        45%           22,094        12,877        72%
     Gas (MMcf)                                       106,201       71,235        49%          209,970       113,264        85%
     NGLs (MBbls)                                       1,762          673       162%            3,696         1,523       143%
     Mboe                                              30,641       20,272        51%           60,785        33,277        83%

(1)  Prepared under the  pooling-of-interests  method of accounting for business combinations  which  combines the results of both Devon and Santa Fe Snyder as if the two  companies  had  always  been  combined.  Santa  Fe  Snyder's
     historical   financial  data  has  been  restated  to  conform  to  Devon's
     accounting   policies.   The  pro  forma   information   is  presented  for
     illustrative  purposes  only.  If the merger had occurred in the past,  the combined  company's  operating results might have been different from those presented. Please refer to Form 10-Q for the period ended June 30, 2000 for a more complete discussion of pro forma information.

DEVON ENERGY CORPORATION
SUPPLEMENT TO NEWS RELEASE OF JULY 27, 2000
UNAUDITED QUARTERLY INFORMATION
Page 5 of 5

BALANCE SHEET DATA (US$)                                                          June 30,        December 31,
(in thousands, except % change data)                                                2000             1999        % Change
                                                                                    ----             ----        --------

Total Assets                                                                      $ 4,827,936     $ 4,623,160          4%
     Cash and cash equivalents                                                        298,971         167,167         79%
     Other current assets                                                             329,671         250,027         32%
                                                                               ---------------   -------------
     Total current assets                                                             628,642         417,194         51%

     Property and equipment (net)                                                   3,179,761       3,155,920          1%
     Investment in Chevron Corporation common stock                                   601,527         614,382         -2%
     Goodwill, net of amortization                                                    299,481         322,800         -7%
     Other assets                                                                     118,525         112,864          5%

Total Liabilities                                                                 $ 2,650,316     $ 2,597,640          2%
     Current liabilities                                                              272,545         227,444         20%
     Other liabilities                                                                160,062         192,210        -17%
     Debentures exchangeable into shares of Chevron
         Corporation common stock                                                     760,313         760,313         --%
     Senior convertible debentures                                                    352,853               -          NM
     Other long-term debt                                                             672,661       1,026,808        -34%
     Deferred income taxes                                                            431,882         390,865         10%

Stockholders' equity                                                              $ 2,177,620     $ 2,025,520          8%

Total Liabilities & Stockholders' Equity                                          $ 4,827,936     $ 4,623,160          4%

Common Shares Outstanding                                                              86,982          86,085          1%


STATEMENT of CASH FLOWS DATA (US$)                                               Six Months Ended June 30,
(in thousands, except % change data)                                             -------------------------------------------
                                                                                    2000             1999        % Change
                                                                                    ----             ----        --------
Cash Flows From Operating Activities

     Net earnings                                                                   $ 151,820        $ 22,189        584%
     Depreciation, depletion and amortization of property
          and equipment                                                               221,703          69,321        220%
     Amortization of goodwill                                                          20,693               -          NM
     Amortization of debt premium, net                                                 (1,932)              -          NM
     Deferred effect of changes in currency rates
       on subsidiary's long-term debt                                                   2,408          (8,746)         NM
     Loss (gain) on sale of assets                                                         44             (33)         NM
     Deferred income taxes                                                             46,223          11,764        293%
     Changes in assets and liabilities net of
       effects in acquisitions of businesses                                          (59,418)         (8,584)       592%
                                                                               ---------------   -------------
         Net cash provided by operating activities                                  $ 381,541        $ 85,911        344%

Cash Flows From Investing Activities

     Capital Expenditures                                                            (303,826)       (139,895)       117%
     Other                                                                             42,850           5,476        683%
                                                                               ---------------   -------------
         Net cash used by investing activities                                     $ (260,976)     $ (134,419)        94%

Cash Flows From Financing Activities

         Net cash provided by financing activities                                   $ 12,003        $ 43,281        -72%
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